SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)



                        SHELLS SEAFOOD RESTAURANTS, INC.
                                (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   822809 10 9
                                 (CUSIP Number)

                             Jonathan E. Cole, Esq.
                                Edwards & Angell
                               250 Royal Palm Way
                              Palm Beach, FL 33480
                                 (561) 833-7700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               SEPTEMBER 19, 1997
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


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(1)   Name of Reporting Persons: ROBERT E. DEZIEL
      S.S. or I.R.S. Identification Nos. of Above Persons:
                  ###-##-####

(2)   Check the Appropriate Box if a Member of a Group*                (a)   [ ]

                                                                       (b)   [ ]
(3)   SEC Use Only

(4)   Source of Funds*
      PF

(5)   Check if Disclosure  of Legal  Proceedings  is Required                [ ]
      Pursuant to Items 2(d) or 2(e)

(6)   Citizenship or Place of Organization: UNITED STATES

Number of Shares Beneficially Owned    (7)   Sole Voting Power           127,665
by Each Reporting Person With

                                       (8)   Shared Voting Power             -0-

                                       (9)   Sole Dispositive Power      127,665


                                       (10)  Shared Dispositive Power        -0-

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person:      292,465

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares*      []

(13)  Percent of Class Represented by Amount of Row (11):                   7.1%

(14)   Type of Reporting Person*: IN

This  Amendment  No. 3 to the Schedule 13D filed on June 4, 1997 (the  "Original
Schedule 13D"), as amended by Amendment No. 1 thereto filed on June 20, 1997 and Amendment No. 2 thereto filed on August 28, 1997 (as amended, the "Amended
Schedule 13D"), is filed by Robert E. Deziel to reflect the settlement among Mr. Deziel, L&L Foods and related parties of the dispute surrounding the May 25 Agreement. Capitalized terms used herein without definition which are defined in the Amended Schedule 13D shall have the meanings set forth therein.

ITEM 4.   PURPOSE OF TRANSACTION.

     (a) Deziel purchased 100,000 shares of Shells common stock reported in this Amendment No. 3 from L&L Foods, pursuant to a Compromise and Settlement Agreement dated September 19, 1997 (the "Compromise and Settlement Agreement"). The Compromise and Settlement Agreement is attached hereto as Exhibit 99.3.1.

     Sub-items (b)-(j) are not applicable.

ITEM 5.   INTEREST IN SECURITIES OF SHELLS.

     The response of Mr. Deziel to Item 5(a) in the Amended Schedule 13D is hereby supplemented and modified as follows:

Pursuant to the terms of the Compromise and Settlement Agreement, Mr. Deziel purchased from L&L Foods on September 19, 1997 100,000 shares of Shells common stock at a purchase price of $6.00 per share, for an aggregate purchase price of $600,000. Under the Compromise and Settlement Agreement, L&L Foods has granted Mr. Deziel (1) an option to purchase an additional 100,000 shares of Shells common stock at an exercise price of $6.00 per share, and (2) an option to purchase an additional 64,800 shares of Shells common stock at an exercise price of $12.00 per share. Each option is exercisable at any time prior to the close of business on October 31, 1997. Mr. Deziel is the beneficial owner of 292,465 shares, or 7.1% of Shells' issued and outstanding common stock. Of these 292,465 shares beneficially owned, Mr. Deziel has (i) sole power to vote and to direct the vote, and sole power to dispose or direct the disposition, of 127,665 shares, and (ii) no shared power to vote and to direct the vote, and no shared power to dispose or direct the disposition, of any shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF SHELLS.

     As described in Item 4, Mr. Deziel, L&L Foods and related parties entered into a Compromise and Settlement Agreement on September 19, 1997. Pursuant to the terms of the Compromise and Settlement Agreement, Mr. Deziel purchased from L&L Foods 100,000 shares of Shells common stock at a purchase price of $6.00 per share. Under the Compromise and Settlement Agreement, L&L Foods has granted Mr. Deziel (1) an option to purchase an additional 100,000 shares of Shells common stock at an exercise price of $6.00 per share, and (2) an option to purchase an additional 64,800 shares of Shells common stock at an exercise price of $12.00 per share. Each option is exercisable at any time prior to the close of business on October 31, 1997. See Exhibit 99.3.1.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.3.1 Compromise and Settlement Agreement dated September 19, 1997 by and among Mr. Deziel, L&L Foods, Linn Heaton, Lee Heaton, George Heaton and Bush Ross Gardner Warren & Rudy, P.A.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 25, 1997                                  /S/ ROBERT E. DEZIEL
                                                            --------------------
                                                                Robert E. Deziel


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